UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

CNOVA N.V.
(Name of Subject Company)

CASINO, GUICHARD-PERRACHON
(Names of Filing Persons)

Ordinary shares, par value €0.05 per share
(Title of Class of Securities)

20947102
(CUSIP Number of Class of Securities)

Jean-Yves Haagen
Casino, Guichard-Perrachon
235 East 42nd Street
New York, NY 10017
(212) 733-2323
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Adam O. Emmerich, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$196,582,765.50	$22,783.94
*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value was estimated as the product of (i) (a) the sum of 35,569,932 ordinary shares, par value €0.05 per share, of Cnova N.V. (“Cnova”) not directly or indirectly owned by Casino, Guichard-Perrachon (“Casino”) plus (b) 172,389 deferred stock units that would vest as Cnova ordinary shares in the event of the death of the beneficiaries of such units multiplied by (ii) the offer price of $5.50 per share. The calculation of the filing fee is based on information provided by Cnova as of December 27, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016 by multiplying the transaction valuation by 0.0001159.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$22,783.94	Filing Party:	Casino, Guichard-Perrachon
Form or Registration No.:	Schedule TO	Date Filed:	December 27, 2016
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:      ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Casino, Guichard-Perrachon, a French public limited company (société anonyme) (“Casino”), with the U.S. Securities and Exchange Commission on December 27, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Casino for any and all outstanding ordinary shares, par value €0.05 per share (“Cnova ordinary shares”), of Cnova N.V., a Netherlands public limited liability company (naamloze vennootschap) (“Cnova”), beneficially owned by U.S. holders (as such term is used in Rule 14d-1(d) under the Securities Exchange Act of 1934) at a price of $5.50 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and conditions set forth in the offer to purchase dated December 27, 2016 (as amended, the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) which, together with any amendments and supplements thereto, collectively constitute the “U.S. Offer”.

All the information set forth in the U.S. Offer is incorporated by reference herein in response to Items 1 through 9, Item 11 and Item 13 of this Schedule TO, as supplemented by the information specifically provided in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Offer to Purchase and Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The U.S. Offer is set to expire at 11:59 p.m. New York City Time on January 25, 2017, unless extended.

Items 1 through 9, Item 11 and Item 13.

The disclosure set forth in the Offer to Purchase under the caption “Offer to Purchase for Cash” is hereby amended by deleting and replacing in its entirety the reference to “5:00 PM” with “11:59 PM”.

The disclosure set forth in the Offer to Purchase under the caption “Questions and Answers About the Offers” is hereby amended by deleting and replacing in its entirety the reference to “5:00 PM” under the heading “Scheduled Expiration Date” with “11:59 PM”.

The disclosure set forth in the Offer to Purchase under the caption “Questions and Answers About the Offers” is hereby further amended by deleting and replacing in its entirety the reference to “5:00 PM” under the question “How long do I have to decide whether to tender in the U.S. Offer?” with “11:59 PM”.

The disclosure set forth in the Offer to Purchase under the caption “Introduction” is hereby amended by deleting and replacing in its entirety the reference to “5:00 PM” in the tenth paragraph with “11:59 PM”.

The disclosure set forth in the Offer to Purchase under the caption “Special Factors—Positions of the Filing Parties as to the Fairness of the Offers—Recommendation of the Cnova Transaction Committee; Fairness of the Offers” is hereby amended by adding the following sentence immediately following the first sentence of the paragraph beginning “Additionally, the Cnova transaction committee . . .”:

The Cnova transaction committee and the Cnova board of directors were not aware of any firm offer for a merger, sale of all or a substantial part of Cnova’s assets, or a purchase of a controlling amount of Cnova securities having been received by Cnova from anyone in the two years preceding the signing of the Reorganization Agreement.

The disclosure set forth in the Offer to Purchase under the caption “Special Factors—Financial Advisor Materials Related to the Offers—Opinion of Eight Advisory as to Fairness of the Offers—Analysts’ Target Price Analyses” is hereby amended by deleting and replacing in its entirety the reference to “US$5.00” with “US$5.50”.

The disclosure set forth in the Offer to Purchase under the caption “The Offers—Terms of the U.S. Offer—Expiration Date of the U.S. Offer” is hereby amended by deleting and replacing in its entirety the reference to “5:00 PM” in the first paragraph with “11:59 PM”.

The disclosure set forth in the Offer to Purchase under “Appendix C—IV. Valuation Criteria for the Offer—4.6. Miscellaneous” is hereby amended by adding the following paragraph immediately following the third paragraph:

During the two year period preceding the date of the valuation analysis, the aggregate fees received by J.P. Morgan from Casino, Cnova and their respective affiliates were approximately US$9.6 million.

SIGNATURES

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2017

CASINO, GUICHARD-PERRACHON S.A.

By:	/s/ Jean-Charles Naouri
Name:	Jean-Charles Naouri
Title:	Chairman and Chief Executive Officer

[Signature Page to Tender Offer Statement on Schedule TO-T]